Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report and the section contained in our Annual Report on Form 20-F for the year ended March 31, 2025 – “Item 5. Operating and Financial Review and Prospects”. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union, might differ in material respects from generally accepted accounting principles in other jurisdictions.

FORWARD LOOKING STATEMENTS

This Interim Report on Form 6-K contains forward-looking statements, about our expectations, beliefs or intentions regarding, among other things, our product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, we or our representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by us with the U.S. Securities and Exchange Commission, or the SEC, press releases or oral statements made by or with the approval of one of our authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the factors summarized below.

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uncertainties regarding the governmental, economic and political circumstances in the PRC and Hong Kong;
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limited operating history of the business;
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timing of the development of future business;
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capabilities of our business operations;
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expected future economic performance;
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competition in our market;
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continued market acceptance of and demand for our services and products;
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ability to gain regulatory approval to offer our products or services in our targeted markets
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protection of our intellectual property rights;
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changes in the laws that affect our operations;
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inflation and fluctuations in foreign currency exchange rates;
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our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;
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continued development of a public trading market for our securities;
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the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;
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managing our growth effectively;
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projections of revenue, earnings, capital structure and other financial items;
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fluctuations in operating results;
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dependence on our senior management and key employees; and
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other factors set forth under “Risk Factors.”

All forward-looking statements attributable to us or persons acting on our behalf speak only as of the date of this Interim Report on Form 6-K and are expressly qualified in their entirety by the cautionary statements included in this Interim Report on Form 6-K. We undertake no obligations to update or revise forward-looking statements to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties.

CERTAIN DEFINITIONS

Unless otherwise indicated and except where the context otherwise requires, references in this Interim Report on Form 6-K to:

●	"Virax Biolabs,” the “Company,” "Virax", “we,” “us” and “our” refer to Virax Biolabs Group Limited and our wholly owned subsidiaries;

●	“IVD” refers to in-vitro diagnostics;

●	“Group” refers to the consolidated entities of Virax Biolabs Group Limited.;

●	“Ordinary Shares” refers to our ordinary shares, each of $0.001 par value;

●	“SEC” refers to the United States Securities and Exchange Commission; and

●	“$,” “USD,” “US$” and “U.S. dollar” refers to the United States dollar;

Overview

The Company is an innovative biotechnology company focused on the detection of immune responses to, and the diagnosis and risk stratification of, viral and immune-mediated diseases, with a current emphasis on post-acute infection syndromes (“PAIS”) and related areas of chronic immune dysfunction. The Company’s current core development activities are in the field of T cell in vitro diagnostics and immune profiling.

The Company is in the process of developing ViraxImmune™, an in-development T cell-based assay and related platform intended to provide an immunology profiling platform and functional T cell assessment. ViraxImmune™ is being evaluated in clinical studies in post acute infection syndromes (PAIS)conditions including long COVID, myalgic encephalomyelitis / chronic fatigue syndrome ("ME/CFS") and post-treatment Lyme disease (“PTLD"), intended to generate data that may support future regulatory submissions and potential commercial strategies, subject to applicable regulatory requirements. The Company has prepared a Q-submission under the U.S. Food and Drug Administration (“FDA") pre-submission programme for potential in vitro diagnostic (“IVD") classification of its ViraxImmune™ assay and held the Q-submission meeting during the third quarter of calendar year 2025. ViraxImmune™ remains in development and is not approved for diagnostic use in any jurisdiction.

Alongside ViraxImmune™, the Company is developing its ImmuneSelect research-use-only (“RUO”) portfolio of peptide pools, ELISpot plates and related immune-profiling reagents. These products are for research use only, are not intended for clinical diagnostic decision-making, and can be commercialised without waiting for diagnostic approvals. The Company’s strategy is to build ImmuneSelect as both a standalone RUO offering for laboratories and biopharmaceutical partners and as a complementary channel to drive awareness of, and data generation around, its ViraxImmune™ platform over time.

The Company also retains the ability to distribute existing diagnostic test kits through its ViraxClear and ViraxVet brands. Currently, the Company does not manufacture or develop the products sold under the ViraxClear and ViraxVet brands and acts as a distributor of third-party suppliers’ products. While ViraxClear and ViraxVet may sell and distribute existing test kits from time to time, these activities are currently limited and non-core to the Company’s strategy.

Results of Operations

	For the Six Months Ended September 30,
	2025	2024	$ Change	% Change
Revenues	$1,608	$4,953	$(3,345)	-68%
Cost of revenues	321	11,427	(11,106)	-97%
Gross profit	1,287	(6,474)	7,761	-120%

Operating Expenses
General and administrative	$1,207,017	$2,146,005	$(938,988)	-44%
Research & development	1,379,745	726,412	653,333	90%
Total operating expenses	2,586,762	2,872,417	(285,655)	-10%

Operating loss	$(2,585,475)	$(2,878,891)	$293,416	-10%

Other expense, net	(31,392)	(14,334)	(17,058)	119%
Income tax benefit	(273,594)	(136,661)	(136,933)	100%
Net loss	$(2,343,273)	$(2,756,564)	$413,291	-15%

Other Comprehensive Income (Loss)
Foreign currency adjustment	(167,578)	80,761	(248,339)	-307%
Total comprehensive loss	$(2,510,851)	$(2,675,803)	$164,952	-6%

Revenues

There were revenues of $1,608 and $4,953 for the six months ended September 30, 2025 and 2024, respectively. For the six months ended September 30, 2025, 100% of the revenues derived from the Company's research-use-only products associated with the ViraxImmune and revenues for the six months ended September 30, 2024 derived from the Company’s ViraxClear and ViraxVet test kit distribution. Revenues have decreased from the prior period due to the Company's increasing focus on the ViraxImmune platform.

Cost of revenues

Cost of revenues are associated with test kits manufactured internally and also purchased from a manufacturer for the six months ended September 30, 2025 and 2024 and were $321 and $11,427, respectively. The decrease is related to the volume of sales decreasing from the prior period.

Operating Expenses

Operating expenses were $2,586,762 and $2,872,417 for the six months ended September 30, 2025 and 2024, respectively, representing a decrease of approximately -9.94%. See "Components of Operating Expenses" below.

	For the Six Months Ended September 30,
	2025	2024	$ Change	% Change
Operating expenses:
General and administrative	$1,207,017	$2,146,005	$(938,988)	-44%
Research and development	1,379,745	726,412	653,333	90%
Total operating expenses	$2,586,762	$2,872,417	$(285,655)	-10%

Components of Operating Expenses are as follows:

General and Administration - General and administrative expenses for six months ended September 30, 2025 and 2024 were $1,207,017 and $2,146,005, respectively. Payroll related expenses including accrued bonus and stock compensation decreased by $721,604. Investor relations expense decreased by $38,241 due to less conference participation and cost cutting in this area. Insurance expense also decreased by $45,889 due to lower directors and officers insurance premiums compared to the prior period. Legal and professional fees decreased by $15,103 from the prior period due to less accounting and SEC administration costs in the current period.

Research and Development - For the six months ended September 30, 2025 and 2024, research and development expenses were $1,379,745 and $726,412, respectively. Payroll related expenses including stock compensation expense increased $482,032 while laboratory expenses related to the development of our ViraxImmune platform increased by $143,229 from the prior period.

Income tax expense

During the six months ended September 30, 2025 and 2024, we received a research and development tax credit of $273,594 and $136,661, respectively.

Total other expense, net

For the six months ended September 30, 2025 and 2024, our total other expenses were $31,392 and $14,334, respectively. The increase in expense was mostly related to less interest income in the current period.

Net loss

For the six months ended September 30, 2025 and 2024, our net loss was $2,343,273 and $2,756,564, respectively. As discussed above, the decrease in net loss was primarily related to the decrease in general and administrative costs offset by an increase in research and development activities, and an increase in the research and development tax credit.

Liquidity and Capital Resources

For the six months ended September 30, 2025 and 2024

	For the Six Months Ended September 30,
	2025	2024
Cash from operating activities	$(2,760,288)	$(1,918,624)
Cash from investing activities	$(141,505)	$(247,995)
Cash from financing activities	$2,018,313	$5,863,366

Effect of exchange rate change
Change in cash during the year	$(883,480)	$3,696,747
Cash, beginning of the year	$4,228,944	$3,589,244
Cash, end of the year	$3,345,464	$7,285,991

Net cash used in operating activities was $2,760,288 and $1,918,624 for the six months ended September 30, 2025 and 2024, respectively. The increase in cash used for operations was mainly due to payments made for accounts receivable, accrued expenses and related parties in the current period of $484,952, foreign currency gain of $251,240 and VAT receivable of $144,314.

Net cash used in investing activities was $141,505 and $247,995 for the six months ended September 30, 2025 and 2024, respectively. Investing activities for the six months ended September 30, 2025 and 2024 consisted capitalized lab and computer equipment that was purchased for the lab located in BioCity, Glasgow.

Net cash provided by financing activities was $2,018,313 and $5,863,366 for the six months ended September 30, 2025 and 2024, respectively. Cash flows from financing activities for the six months ended September 30, 2025 consisted of net proceeds from an at-the-market transaction of 2,201,476 shares at an average price of $0.9729 for net proceeds of $2,070,706 utilizing its At-the-Market Offering Agreement. Cash flows from financing activities for the six months ended September 30, 2024 consisted of net proceeds from an at-the-market transaction of 391,017 shares at an average price of $1.9931 and proceeds from a registered direct offering from the sale of 1,108,892 ordinary shares at a price of $4.50 per share for total net proceeds of $5,126,686. In addition
268,144 warrants with a strike price of $2.934 were exercised for gross proceeds of $786,735.

In addition, on August 19, 2024, 268,144 warrants with a strike price of $2.934 were exercised for gross proceeds of $786,735 and 268,144 ordinary shares were issued.

The Company has an accumulated deficit of $26,928,015 at September 30, 2025. Currently, we have not generated consistent operational cash flows to fund our operations. As of September 30, 2025, the Company had a cash balance of $3,345,464.

We plan to support our future research and development program, obtain product certification approvals in the territories we have identified, establish our distribution networks, and our general working capital and expenses requirements from our current cash balance. We are likely, however, over the longer term to require additional capital to fund further research and development expenditures and commercialize our products.

At present, we have not generated any significant revenue from existing operations. Our continued existence is dependent on our current cash balance, the ability to obtain necessary financing to fund working capital, complete the planned product certification approvals in the territories we have identified and to establish our distribution networks. We do not expect to generate sufficient operational cash flows to finance these costs in the foreseeable future.

As noted above, the continuation of our current business plan requires us to raise significant additional capital. However, this plan may not be sufficient to provide the necessary capital, and material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern for a period that is one year from the issuance date of these financial statements.

The accompanying financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. Until such time that the Company implements its growth strategy, it expects to continue to generate operating losses in the foreseeable future, mostly due to research and development activities, corporate overhead and costs of being a public company. The Company will need to generate additional revenue or raise additional capital in the near term to fund its ongoing operations and business activities.

Trend Information

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research, development or commercialization efforts. As such, it is not possible for us to predict with any degree of accuracy any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information to not necessarily be indicative of future operating results or financial conditions.

Off-balance Sheet Arrangements

As of September 30, 2025 we did not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources. We did not have any other off-balance sheet arrangements, as defined in the rules and regulations of the SEC, as of or during the periods presented.